Operating Agreement of Terra Tech, LLC, a California Multi-Member LLC (Member-Managed)

1. Preliminary Provisions

a. Effective Date

This operating agreement of Terra Tech, LLC, effective as of the date signed below, is adopted by the members whose signatures appear at the end of this agreement.

b. Formation

This limited liability company (LLC) was formed by filing its articles of organization, certificate of organization, or certificate of formation with the California Secretary of State or other LLC filings office.

The legal existence of this LLC commenced on the date of such filing. A copy of this organizational document will be placed in the LLC's records book.

c. Name

The formal name of this LLC is as stated above. However, this LLC may do business under a different name by complying with California's fictitious or assumed business name statutes and procedures.

d. Registered Office and Registered Agent

The LLC may change its registered office and/or agent from time to time by filing a change of registered agent or office statement with the California Secretary of State or other LLC filings office.

e. Business Purpose

The specific business purposes and activities of this LLC at the time of initial signing of this agreement consist of the following:

Develop and market training software for the service industry

It is understood that the foregoing statement of powers shall not serve as a limitation on the powers or abilities of this LLC, which shall be permitted to engage in any and all lawful business activities. If this LLC intends to engage in business activities outside the state of its formation that require the qualification of the LLC in other states, it shall obtain such qualification before engaging in such out-of-state activities.

f. Duration of LLC

The duration of this LLC shall be perpetual. However, this LLC shall terminate when a proposal to dissolve the LLC is adopted by this LLC or when this LLC is otherwise terminated in accordance with law.

2. Management Provisions

a. Management by Members

This LLC shall be managed exclusively by all of its members.

b. Indemnification of Members

A member shall be indemnified by the LLC for any debt, obligation, or other liability, including reasonable attorneys' fees, incurred in the course of the member's activities or performance of duties on behalf of the LLC as long as the member complied with the duties of loyalty and care when incurring the debt, obligation, or other liability. This provision does not in any way limit the indemnification the member would be entitled to under applicable state law. The indemnification provided shall inure to the benefit of successors and assigns of any such member.

3. Membership Provisions

a. Nonliability of Members

No member of this LLC shall be personally liable for the expenses, debts, obligations, or liabilities of the LLC or for claims made against it.

b. Reimbursement of Expenses

Members are entitled to reimbursement by the LLC for reasonable expenses incurred on behalf of the LLC, including expenses incurred in the formation, dissolution, and liquidation of the LLC.

c. Compensation

A member shall not be paid for performing any duties associated with membership, including management of the LLC. Members may be paid, however, for services rendered in any other capacity for the LLC, whether as an officer, employee, independent contractor, or otherwise, as approved by the LLC.

d. Membership Certificates

This LLC shall be authorized to obtain and issue certificates representing or certifying membership interests in this LLC. Each certificate shall show the name of the LLC and the name of the member, and shall state that the person named is a member of the LLC. The certificate shall entitle the member to all the rights granted members of the LLC under the articles of organization, certificate of organization, or certificate of formation; this operating agreement;

and provisions of law. Each membership certificate shall be consecutively numbered and shall include any additional information considered appropriate for inclusion on membership certificates.

In addition to the above information, all membership certificates shall bear a prominent legend on their face or reverse side stating that there are transfer restrictions that apply to membership in this LLC under this operating agreement and shall give instructions for obtaining a copy of these restrictions upon request from this LLC.

The records book of this LLC shall contain a list of the names and addresses of all persons to whom certificates have been issued, show the date of issuance of each certificate, and record the date of all cancellations or transfers of membership certificates by members or the LLC.

e. Other Business by Members

Members shall agree not to own an interest in, manage, or work for another business, enterprise, or endeavor, if such ownership or activities would compete with this LLC's business goals, mission, profitability, or productivity, or would diminish or impair the member's ability to provide maximum effort and performance in accomplishing the business objectives and, if applicable, managing the business of this LLC.

f. Members' Capital Interests

A member's capital interest in this LLC shall be computed as a fraction, the numerator of which is the total of a member's capital account and the denominator of which is the total of all capital accounts of all members.

g. Membership Voting

Except as otherwise may be required by the articles of organization, certificate of organization, or certificate of formation; other provisions of this operating agreement; or under the laws of this state, each member shall vote on any matter submitted to the membership for approval in proportion to the member's capital interest in this LLC. Further, unless otherwise stated in another provision of this operating agreement, the phrase "majority of members" means a majority of members whose combined capital interests in this LLC represent more than 50% of the capital interests of all members in this LLC, and a majority of members, so defined, may approve any item of business brought before the membership for a vote unless a different vote is required under this operating agreement or under state law.

h. Members' Meetings

The LLC shall not provide for regular members' meetings. However, any member may call a meeting by communicating his or her wish to schedule a meeting to all other members. Such notification may be in person or in writing, or by telephone, facsimile machine, or other form of electronic communications reasonably expected to be received by a member, and the other members shall then agree, either personally, in writing, or by telephone, facsimile machine, or other form of electronics communication to the member calling the meeting, to meet at a

mutually acceptable time and place. Notice of the business to be transacted at the meeting need not be given to members by the member calling the meeting, and any business may be discussed and conducted at the meeting.

If all members cannot attend a meeting, it shall be postponed to a date and time when all members can attend, unless all members who do not attend have agreed in writing to the holding of the meeting without them. If a meeting is postponed, and the postponed meeting cannot be held either because all members do not attend the postponed meeting or the nonattending members have not signed a written consent to allow the postponed meeting to be held without them, a second postponed meeting may be held at a date and time announced at the first postponed meeting. The date and time of the second postponed meeting shall also be communicated to any members not attending the first postponed meeting. The second postponed meeting may be held without the attendance of all members as long as a majority of the capital interests of the membership of this LLC is in attendance at the second postponed meeting. Written notice of the decisions or approvals made at this second postponed meeting shall be mailed or delivered to each nonattending member promptly after the holding of the second postponed meeting.

Written minutes of the discussions and proposals presented at a members' meeting, and the votes taken and matters approved at such meeting, shall be taken by one of the members or a person designated at the meeting. A copy of the minutes of the meeting shall be placed in the LLC's records book after the meeting.

i. Admission of New Members

Except as otherwise provided in this agreement, a person or entity shall not be admitted into membership in this LLC unless each member consents in writing to the admission of the new member. The admission of new members into this LLC who have been transferred or wish to be transferred, a membership interest in this LLC by an existing member of this LLC, is covered by separate provisions in this operating agreement.

4. Tax and Financial Provisions

a. Tax Classification of LLC

This LLC shall be initially classified as a corporation for federal and, if applicable, state income tax purposes. It is understood that the LLC may change its tax treatment back to partnership tax treatment with the consent of all members by signing, or authorizing the signing of, IRS Form 8832, *Entity Classification Election*, and filing it with the IRS and, if applicable, the state tax department within the prescribed time limits.

b. Tax Year and Accounting Method

The tax year of this LLC shall end on the last day of the month of December. The LLC shall use the cash method of accounting.

Both the tax year and the accounting period of the LLC may be changed with the consent of all

members if the LLC qualifies for such change, and may be effected by the filing of appropriate forms with the IRS and state tax offices.

c. Title to Assets

All personal and real property of this LLC shall be held in the name of the LLC, not in the name of any individual member.

d. Bank Accounts

The LLC shall designate one or more banks or other institutions for the deposit of the funds of the LLC, and shall establish savings, checking, investment, and other such accounts as are reasonable and necessary for its business and investments.

One or more members of the LLC shall be designated with the consent of all members to deposit and withdraw funds of the LLC, and to direct the investment of funds from, into, and among such accounts. The funds of the LLC, however and wherever deposited or invested, shall not be commingled with the personal funds of any member of the LLC.

5. Capital Provisions

a. Capital Contributions

Members shall make the following contributions of cash, property, or services to the LLC, on or by specified dates, as shown next to the member's name below. The fair market values of items of property or services as agreed between the LLC and the contributing member are also shown below.

Name of member: Danielle Terra Casilio

Description of member's contribution:

The following services valued at $50000: Design, marketing and management.

Total value of contribution: $50000.00

Contribution deadline: June 23, 2020

Name of member: Carino John Casilio

Description of member's contribution:

Cash in the amount of $50000.

Total value of contribution: $50000.00

Contribution deadline: October 23, 2019

b. No Interest on Capital Contributions

No interest shall be paid on funds or property contributed as capital to this LLC, or on funds reflected in the capital accounts of the members.

c. Capital Account Bookkeeping

A capital account shall be set up and maintained on the books of the LLC for each member. It shall reflect each member's capital contribution to the LLC, increased by any additional contributions by the member and by the member's share of profits in the LLC, decreased by any distributions to the member and by the member's share of losses and expenses of the LLC, and adjusted as required in accordance with applicable provisions of the Internal Revenue Code and corresponding income tax regulations.

d. Additional Contributions

The members may agree, from time to time, by unanimous vote, to require the payment of additional capital contributions by the members, on or by a mutually agreeable date.

e. Failure to Make Contributions

If a member fails to make a required capital contribution within the time agreed for a member's contribution, the remaining members may, by unanimous vote, agree to reschedule the time for payment of the capital contribution by the late-paying member, setting any additional repayment terms, such as a late payment penalty, rate of interest to be applied to the unpaid balance, or other monetary amount to be paid by the delinquent member, as the remaining members decide. Alternatively, the remaining members may, by unanimous vote, agree to cancel the membership of the delinquent member, provided any prior partial payments of capital made by the delinquent member are refunded promptly by the LLC to the member after the decision is made to terminate the membership of the delinquent member.

f. Consent to Capital Contribution Withdrawals and Distributions

Members shall not be allowed to withdraw any part of their capital contributions or to receive distributions, whether in property or cash, except as otherwise allowed by this agreement and, in any case, only if such withdrawal is made with the written consent of all members.

g. Allocations of Profits and Losses

Except as otherwise provided in the articles of organization, certificate of organization, or certificate of formation or other provisions of this operating agreement, no member shall be given priority or preference with respect to other members in obtaining a return of capital contributions, distributions, or allocations of the income, gains, losses, deductions, credits, or other items of the LLC. Except as otherwise provided in the articles of organization, certificate of

organization, or certificate of formation or this operating agreement, the profits and losses of the LLC, and all items of its income, gain, loss, deduction, and credit shall be allocated to members in accordance with the member's capital interest in this LLC.

h. Allocation and Distribution of Cash

Cash from LLC business operations, as well as cash from a sale or other disposition of LLC capital assets, may be allocated and distributed from time to time to members in accordance with each member's capital interest in the LLC, as may be decided by unanimous vote of the members.

i. Allocation of Noncash Distributions

If proceeds consist of property other than cash, the members shall decide the value of the property and allocate such value among the members in accordance with each member's capital interest in the LLC. If such noncash proceeds are later reduced to cash, such cash may be distributed among the members according to the allocation and distribution of cash provision in this agreement.

j. Allocation and Distribution of Liquidation Proceeds

Regardless of any other provision in this agreement, if there is a distribution in liquidation of this LLC, or when a member's interest is liquidated, all items of income and loss shall be allocated to a member's capital account, and all appropriate credits and deductions shall then be made to the capital account before any final distribution is made. A final distribution shall be made to members only to the extent of, and in proportion to, any positive balance in a member's capital account.

6. Membership Withdrawal and Transfer Provisions

a. Withdrawal of Members

A member may withdraw from this LLC by giving written notice to all other members at least one month before the date the withdrawal is to be effective. In the event of such withdrawal, the LLC shall pay the departing member the fair value of his or her LLC interest, less any amounts owed by the member to the LLC. The departing and remaining members shall agree at the time of departure on the fair value of the departing member's interest and the schedule of payments to be made by the LLC to the departing member, who shall receive payment for his or her interest within a reasonable time after departure from the LLC. If the departing and remaining members cannot agree on the value of departing member's interest, they shall select an appraiser, who shall determine the current value of the departing member's interest. This appraised amount shall be fair value of the departing member's interest and shall form the basis of the amount to be paid to the departing member.

b. Restrictions on the Transfer of Membership

Notwithstanding any other provision of this agreement, a member shall not transfer his or her

membership in the LLC unless all of the nontransferring LLC members first agree in writing to approve the admission of the transferee into this LLC. Further, no member may encumber a part or all of his or her membership in the LLC by mortgage, pledge, granting of a security interest, lien, or otherwise, unless the encumbrance has first been approved in writing by all other members of the LLC.

Notwithstanding the above provision, any member shall be allowed to assign an economic interest in his or her membership to another person without the approval of the other members. Any assignment of economic interest shall not include a transfer of the member's voting or management rights in this LLC, and the assignee shall not become a member of the LLC.

7. Dissolution Provisions

a. Events That Trigger Dissolution of the LLC

The following events shall trigger a dissolution of the LLC:

i. Expiration of LLC Term. The expiration of the term of existence of the LLC, if such term is specified in the articles of organization, certificate of organization, or certificate of formation or this operating agreement, shall cause the dissolution of this LLC.

ii. Written Agreement or Consent to Dissolve. The written agreement or consent of all members to dissolve the LLC shall cause a dissolution of this LLC.

iii. Entry of Decree. The entry of a decree of dissolution of the LLC under state law shall cause a dissolution of this LLC.

If the LLC is to dissolve according to any of the above provisions, the member(s) and, if applicable, manager(s), shall wind up the affairs of the LLC, and take other actions appropriate to complete a dissolution of the LLC in accordance with applicable provisions of state law.

b. Dissociation of a Member

The dissociation of a member, which means the death, incapacity, bankruptcy, retirement, resignation, or expulsion of a member, or any other event that terminates the continued membership of a member, shall not cause a dissolution of this LLC. This LLC shall continue its existence and business following such dissociation of a member.

8. General Provisions

a. Officers

The LLC may designate one or more officers, such as a President, Vice President, Secretary, and Treasurer. Persons who fill these positions need not be members of the LLC. Such positions may be compensated or noncompensated according to the nature and extent of the services rendered for the LLC as a part of the duties of each office. Ministerial services only as a part of any officer position will normally not be compensated, such as the performance of officer duties specified in

this agreement, but any officer may be reimbursed by the LLC for out-of-pocket expenses paid by the officer in carrying out the duties of his or her office.

b. Records

The LLC shall keep at its principal business address a copy of all proceedings of membership meetings and resolutions, as well as books of account of the LLC's financial transactions. A list of the names and addresses of the current membership of the LLC also shall be maintained at this address, with notations on any transfers of members' interests to nonmembers or persons being admitted into membership in the LLC.

Copies of the LLC's articles of organization, certificate of organization, or certificate of formation; a signed copy of this operating agreement; and the LLC's tax returns for the preceding three tax years shall be kept at the principal business address of the LLC. A statement also shall be kept at this address containing any of the following information that is applicable to this LLC:

- the amount of cash or a description and value of property contributed or agreed to be contributed as capital to the LLC by each member
- a schedule showing when any additional capital contributions are to be made to this LLC by a member
- a statement or schedule, if appropriate, showing the rights of members to receive distributions representing a return of part or all of members' capital contributions, and
- a description of events, or the date, when the legal existence of the LLC will terminate under provisions in the LLC's articles of organization, certificate of organization, or certificate of formation; or this operating agreement.

If one or more of the above items is included or listed in this operating agreement, it will be sufficient to keep a copy of this agreement at the principal business address of the LLC without having to prepare and keep a separate record of such item or items at this address.

Any member may inspect any and all records maintained by the LLC upon reasonable notice to the LLC. Copying of the LLC's records by members is allowed, but copying costs shall be paid for by the requesting member.

c. All Necessary Acts

The members, officers, and managers, if any, of this LLC are authorized to perform all acts necessary to perfect the organization of this LLC and to carry out its business operations expeditiously and efficiently as authorized by this agreement and by law. The secretary of the LLC, or other officers, or its members, may certify to other businesses, financial institutions, and individuals as to the authority of one or more members, officers, or managers, if any, of this LLC to transact specific items of business on behalf of the LLC.

d. Severability

If any provision of this agreement is determined by a court or arbitrator to be invalid, unenforceable, or otherwise ineffective, that provision shall be severed from the rest of this

agreement, and the remaining provisions shall remain in effect and enforceable.

e. Mediation and Arbitration of Disputes Among Members

In any dispute over the provisions of this operating agreement and in other disputes among the members, if the members cannot resolve the dispute to their mutual satisfaction, the matter shall be submitted to mediation. The terms and procedure for mediation shall be arranged by the parties to the dispute.

If good-faith mediation of a dispute proves impossible or if an agreed-upon mediation outcome cannot be obtained by the members who are parties to the dispute, the dispute may be submitted to arbitration in accordance with the rules of the American Arbitration Association. Any party may commence arbitration of the dispute by sending a written request for arbitration to all other parties to the dispute. The request shall state the nature of the dispute to be resolved by arbitration, and, if all parties to the dispute agree to arbitration, arbitration shall be commenced as soon as practical after such parties receive a copy of the written request.

All parties shall initially share the cost of arbitration, but the prevailing party or parties may be awarded attorneys' fees, costs, and other expenses of arbitration. All arbitration decisions shall be final, binding, and conclusive on all the parties to arbitration, and legal judgment may be entered based upon such decision in accordance with applicable law in any court having jurisdiction to do so.

f. Entire Agreement

This operating agreement represents the entire agreement among the members of this LLC, and it shall not be amended, modified, or replaced except by a written instrument executed by all the parties to this agreement who are current members of this LLC as well as any and all additional parties who became members of this LLC after the adoption of this agreement. This agreement replaces and supersedes all prior written and oral agreements among any and all members of this LLC.

9. Signatures

a. Execution of Agreement

In witness whereof, the members of this LLC sign and adopt this agreement as the Operating Agreement of this LLC and agree to abide by its terms.

Date: 8/30/19
Signature: [signature]
Name of member: Danielle Terra Casilio

Date: 7/1/19
Signature: [signature]
Name of member: Carino John Casilio

Terra Tech, LLC

AMENDMENT TO LLC OPERATING AGREEMENT

Terra Tech LLC

March 5, 2022

TABLE OF CONTENTS

TABLE OF CONTENTS	2
PARTIES	3
NATURE OF AGREEMENT	3
AMENDMENTS	4
GENERAL PROVISIONS	4
APPLICABLE LAW	5
SIGNATURES	5

1. PARTIES

1.1. This AMENDMENT TO LLC OPERATING AGREEMENT ("Agreement"), dated as of March 5, 2022 ("Effective Date"), is entered into by and between Danielle Casilio ("First Partner") and Carino Casilio ("Second Partner") of Terra Tech LLC 5101 Santa Monica Blvd #190, Los Angeles, CA 90029

1.2. The First Partner and the Second Partner may each be referred to individually as a "Party" and collectively as "Parties."

2. NATURE OF AGREEMENT

2.1. The Parties entered into an Operating Agreement effective August 2019, and wished to make amendments to its provisions.

2.2. This Agreement will finalize and make effective the amendments they have mutually agreed upon.

2.3. The amendments will take effect from the Effective Date, and will continue to be effective until expressly terminated by either Party.

3. AMENDMENTS

3.1. The Company will no longer be operating as a member-managed LLC, but will now be operated as a manager-managed LLC.

3.2. The managers of the LLC will be Danielle Casilio and Carino Casilio.

3.3. Ownership percentages of the LLC will be determined by the allocation of units to each member, NOT by capital contribution or investment amount.

3.4. Allocation of Profits and Losses will be allocated to members in accordance with their respective percentage of unit ownership.

3.5. Allocation and distribution of Cash, noncash assets or proceeds of liquidation will be allocated to members in accordance with their respective percentage of unit ownership.

3.6. The agreement is Amended to allow for both Voting and Non-voting units of ownership

3.7. The initial Members or "Founders", being Danielle Casilio and Carino Casilio, own the Voting Units but allow for the issuance of a limited number of non-Voting Units.

3.8. The Founding members have agreed to allow Elizabeth Mary Turner to join the LLC as a non voting member and be issued ownership of 4 (four) units upon receipt of a contribution to the company of $20,000.

4. GENERAL PROVISIONS

4.1. This Agreement may only be amended only upon the mutual agreement of the Parties.

4.2. All forms of communication related to this Agreement shall be in writing and must be personally delivered to the other Party.

4.3. This Agreement and the Operating Agreement shall constitute the entire agreement between the Parties and shall supersede all previous Agreements in any manner whatsoever.

5. APPLICABLE LAW

5.1. This agreement, as well as any problem or dispute arising out of or pertaining to the subject matter of the agreement, shall be governed by, construed, and enforced in accordance with the laws of the State of California, without regard to its conflict of laws rules.

6. SIGNATURES

IN WITNESS WHEREOF, each of the Parties has signed this Agreement on the above-mentioned day and year.

Danielle Casilio Date: 3/6/2022

Danielle Casilio
Member
Terra Tech, LLC

Carino Casilio Date: 3/5/2022

Carino Casilio
Member
Terra Tech, LLC